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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 42995

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/04 (MM/DD/YY) AND ENDING 06/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hagen Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2112 Century Park Lane, Suite 415
(No. and Street)

Los Angeles, CA 90067
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Tyrone H. Wynfield (310) 553-7200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Silvano & Lombard, Certified Public Accountants, A Professional Corporation
(Name – *if individual, state last, first, middle name*)

3848 Carson Street, Suite 212 | Torrance | CA | 90503
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 25 2005
THOMSON FINANCIAL



SEC MAIL
RECEIVED
PROCESSING
NOV 0 7 2005
WASH. D.C.
185
SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tyrone H. Wynfield, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hagen Securities, Inc., as of June 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public 8/26/05



JAVED BAVA
Commission # 1401977
Notary Public - California
Los Angeles County
My Comm. Expires Feb 23, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hagen Securities, Inc.
Computation of Net Capital for Brokers and Dealers Pursuant To Rule 15c3-3
For the Year Ended June 30, 2005

Total shareholder's equity from balance sheet (Page 2)	$ 134,320
Deduct unallowable assets for net capital computation	(85,040)
Net capital before haircuts	49,280
Haircuts - investment security	(553)
Net capital	$ 48,727
Total aggregate indebtedness included in balance sheet	$ 90,642
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 6,042
Minimum dollar net capital required	$ 5,000
Excess net capital	$ 42,685
Excess net capital at 1000% (net capital less 10% of total aggregate indebtedness	$ 39,663

Reconciliation of Computation of Net Capital for Brokers and Dealers
Pursuant to Paragraph (d) (4) of Rule 17a-5

The following reconciliation identifies one difference between the computation of net capital above and net capital as presented in the unaudited Part IIa, Focus Report filing as of June 30, 2005:

Net capital per above computation	$ 48,727
Deferred income taxes, added (in error) as an "other addition" on line 7 of the Computation of Net Capital on Focus Report as of June 30, 2005	13,847
Rounding	1
Net capital per Unaudited Part IIa, Focus Report filed as of June 30, 2005	$ 62,575

Hagen Securities, Inc.
Computation of Determination of Reserve
Requirements Per Rule 15c3-3
For the Year Ended June 30, 2005

Information relating to determination of reserve requirements is not applicable to Hagen Securities, Inc. because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. Such functions are handled by a clearing broker or dealer outside of the Company. Thus, the Company qualifies for exemption under Rule 15c3-3 (K) (2) (i).